Exhibit 21
SUBSIDIARIES OF THE REGISTRANT

There is no parent of the Company. The following is a listing of the significant subsidiaries of the Company.

JURISDICTION OF ORGANIZATION
McKesson US Finance Corporation	United States
McKesson UK Finance I Limited	United Kingdom
McKesson International Bermuda IP2A Limited	Bermuda
McKesson International Holdings Unlimited Company	Ireland
McKesson International Bermuda IP3A Limited	Bermuda
McKesson UK Finance II Limited	United Kingdom
McKesson Strategic Services Limited	United Kingdom
ClarusONE Sourcing Services LLP	United Kingdom
McKesson Europe Holdings GmbH & Co. KGaA	Germany
McKesson Europe AG	Germany
McKesson Specialty Care Distribution LLC	United States
McKesson International Bermuda IP5A Limited	Bermuda
Northstar Healthcare Holdings Unlimited Company	Ireland
McKesson Medical-Surgical Inc.	United States
McKesson Medical-Surgical Supply Chain Services LLC	United States
McKesson Sourcing Services Inc.	United States